

October 30, 2009

Mr. Simon Crowe
Chief Financial Officer
Acergy S.A.
200 Hammersmith Road
London W6 7DL, United Kingdom

>   **Re: Acergy S.A.**
>   **Form 20-F for Fiscal Year Ended November 30, 2008**
>   **Filed April 21, 2009**
>   **File No. 000-21742**

Dear Mr. Crowe:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended November 30, 2008

General

1.   You stated in your response letter to the staff dated April 12, 2007 that your joint venture, Seaway Heavy Lifting Ltd. ("SHL"), would "continue to seek opportunities to provide heavy lifting services globally, and it could contract for future work in Iran." As you know, Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding any contacts with Iran. Please tell us whether SHL has had any contacts with Iran since the date of your referenced correspondence with the staff

and, if so, describe to us the nature and extent of your past, current, and anticipated operations in, or other contacts with, Iran, whether through subsidiaries, associates, joint ventures, or other direct or indirect arrangements since that date. Your response should describe any products, equipment, components, technology, or services you have provided to Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Iranian government or entities controlled by that government.

2.   You state on page 19 and elsewhere in the Form 20-F that you operate in Africa, and the Middle East, references generally understood to encompass Sudan and Syria. These countries, like Iran, are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that the Form 20-F does not include disclosure regarding any contacts with these countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, associates, joint ventures, or other direct or indirect arrangements. With respect to any such contacts, provide the same type of information requested in the foregoing comment regarding contacts with Iran.

Directors, Senior Management and Employees, page 63

Compensation of Corporate Management Team, page 68

3.   It appears that you have omitted disclosure regarding compensation on an individual basis for the members of your corporate management team except for disclosure regarding the compensation of your chief executive officer. Please revise to include disclosure of compensation for your 2008 fiscal year for the other members of your corporate management team, or explain why such disclosure is not required. See Item 6.B.1 of Form 20-F. Such disclosure should include, without limitation, the information required by Item 6.B.1 regarding stock options granted to members of your management team.

Form 20-F/A for the Fiscal Year Ended November 30, 2008

4.   We note that you filed an amended Form 20-F on April 23, 2009 to include the audit report of your independent registered public accounting firm that was inadvertently omitted from your initial Form 20-F filed on April 21, 2009. Please amend your filing to include the complete information under Item 18 to comply with Rule 12b-15 of the Exchange Act.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director